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                                December 22, 2004

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Anne Nguyen, Esq.

Re:   SIGA Technologies, Inc.
      Registration Statement on Form S-3
      File No. 333-120742, Filed November 24, 2004

Dear Ms. Nguyen:

      On behalf of our client, SIGA Technologies, Inc. (the "Registrant"), we provide the Registrant's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") in its letter to the Registrant, dated December 9, 2004, with respect to the Registrant's Registration Statement on Form S-3 (the "Registration Statement") which was filed with the SEC on November 24, 2004.

      For the Staff's convenience, the Staff's comments have been stated below in their entirety, in bold, with the responses to a particular comment set out immediately under the comment. When indicated, the responses described below are contained in Amendment No. 1 to the Registration Statement ("Amendment No. 1") which is being filed with the SEC via EDGAR simultaneously herewith.

      We are sending courtesy copies of this letter to you and Jeffrey Riedler by overnight courier. In addition, for your convenience we are sending copies of Amendment No. 1 marked to show changes made to the Registration Statement.

Form S-3

Plan of Distribution, starting on page 15

1. Please refer to your statement that "This prospectus covers the sale of shares of common stock from time to time by the selling stockholders named in the table above and any of their pledgees, donees, assignees and successors-in-interest." Please confirm your understanding that selling stockholders must be named before they can sell pursuant to the registration statement. The company may substitute new names for the names of selling stockholders identified in an effective registration statement by means of a Rule 424(b) prospectus if:

   o  the change is not material;

Anne Nguyen, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 22, 2004
Page 2


   o  the number of securities or dollar amount registered does not change; and

   o the new owners' securities can be traced to those identified in the original registration statement.

      We hereby, on behalf of the Registrant, confirm that the selling stockholders must be named in the prospectus before they can sell pursuant to the registration statement.

2. Please describe to us the transaction whereby ViroPharma Incorporated and Marc Collett received the securities of the company that are the subject of this registration statement.

      We call your attention to the Registrant's Current Report on From 8-K, filed with the SEC on June 9, 2004 and the Registrant's Current Report on Form 8-K, filed with the SEC on August 24, 2004, both of which address the transaction whereby ViroPharma Incorporated received the securities of the Registrant that are the subject of the Registration Statement. In addition, the Registrant provides additional disclosure regarding said transaction in Note 4 to the September 30, 2004 Unaudited Condensed Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004. We believe that such information, which is incorporated by reference into the Registration Statement, addresses the Staff's concern with respect to the Registrant's transaction with ViroPharma Incorporated.

      In addition, it is the Registrant's understanding that Mr. Collett, an accredited investor, received his shares from ViroPharma Incorporated in a privately negotiated transaction between ViroPharma Incorporated and Mr. Collett. The Registrant was not a party to that transaction.

3. We note your statement that "The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus." Please provide us with a detailed explanation of the purpose of the contemplated "loan or pledge" of shares to broker-dealers. Please also describe the mechanics of the "loan or pledge" and:

   o  how the transfer will be recorded with respect to each loan or pledge;

   o  the terms governing the return of the loaned securities; and

   o  any consideration to be paid for the loans or pledges.

      Please also provide us with any contracts related to this arrangement. We may have further comments upon receipt of your response.

      It is the Registrant's understanding that neither selling stockholder currently contemplates effectuating any sale of the Registrant's securities covered by the Registration Statement pursuant to the method raised in the Staff's comment. As such, the Registrant has filed with the SEC via EDGAR on the date hereof Amendment No. 1 to the Registration Statement to remove the above referenced text.

4. Additionally, please explain which parties hold the incidents of ownership, such as title, voting rights, and dividend rights, with respect to the loaned or pledged securities. We may have further comments upon receipt of your response.

Anne Nguyen, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 22, 2004
Page 3


      In connection with the Registrant's response to Comment 3 above, we believe that the Staff's comment is no longer applicable.

5. Finally, please tell us if the broker-dealers intend to sell the "loaned" securities pursuant to the registration statement. If so, please explain how you will comply with Item 507 of Regulation S-K and the requirement articulated in comment 1 above that selling stockholders must be named before they can sell pursuant to the registration statement.

      In connection with the Registrant's response to Comment 3 above, we believe that the Staff's comment is no longer applicable.

      Should you have any questions in regard to this letter please call me at
(212) 715-7616 or my colleague, Scott Weiser, at (212) 715-9479.

                                                       Sincerely,


                                                       /s/ James A. Grayer

                                                       James A. Grayer

cc:  Dr. Bernard L. Kasten
     SIGA Technologies, Inc.
     420 Lexington Avenue, Suite 601
     New York, NY 10170

     Thomas N. Konatich
     SIGA Technologies, Inc.
     420 Lexington Avenue, Suite 601
     New York, NY 10170